UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Bitfarms Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09173B107
(CUSIP Number)
Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109 Telephone: (303) 794-2000
Attention to: William Jackman Executive Vice President, General Counsel and Secretary
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09173B107	Page 2 of 5

SCHEDULE 13D

1	NAME OF REPORTING PERSON Riot Platforms, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,110,912
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,110,912
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,110,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09173B107	Page 3 of 5

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to the Schedule 13D filed on May 28, 2024 (as amended by Amendment No. 1, dated May 29, 2024, Amendment No. 2, dated June 4, 2024, Amendment No. 3 dated June 5, 2024, Amendment No. 4 dated June 12, 2024, Amendment No. 5 dated June 13, 2024, Amendment No. 6 dated June 24, 2024, Amendment No. 7 dated July 31, 2024, Amendment No. 8 dated August 5, 2024, Amendment No. 9 dated August 9, 2024, Amendment No. 10 dated August 14, 2024 and Amendment No. 11 dated August 21, 2024, the “Schedule 13D”) by Riot Platforms, Inc., a Nevada corporation (the “Reporting Person”), relating to the Common Shares, no par value per share (the “Common Shares”), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the “Company”), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Except as specifically amended by this Amendment No. 12, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in full as follows:

The information disclosed under Item 4 of the Schedule 13D (as amended by Amendment No. 12) is hereby incorporated by reference into this Item 3.

The aggregate purchase price of the Common Shares held by the Reporting Person reported herein was US$202,180,487. The Common Shares beneficially owned by the Reporting Person were purchased using funds out of its working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 3, 2024, the Reporting Person issued a press release (the “Press Release”) that included an open letter to the shareholders of the Company. The Press Release, which is filed as Exhibit 1 hereto, is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read in full as follows:

(a) and (b) The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentages used herein are calculated based on an aggregate of 452,818,655 Common Shares outstanding, based on reports from the Company’s transfer agent.

CUSIP No. 09173B107	Page 4 of 5

SCHEDULE 13D

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The following information concerning the Common Shares purchased by (or on behalf of) the Reporting Person during the 60-day period prior to this filing is added:

Trade Date	Shares Purchased	Weighted Average Price per Share (US$)	Price Range (US$)
09/03/2024	304,998	2.09	2.06 – 2.15

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Press Release of the Reporting Person, dated September 3, 2024

CUSIP No. 09173B107	Page 5 of 5

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 5, 2024

Riot Platforms, Inc.

By:	/s/ Colin Yee
	Name:	Colin Yee
	Title:	Chief Financial Officer